Aimfinity Acquisition Corp. I

221 W 9th St, PMB 235
Wilmington, Delaware 19801

December 9, 2024

Division of Corporation Finance

Office of Industrial Applications and Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Catherine De Lorenzo
Dorrie Yale

Re:	Aimfinity Acquisition Corp. I

Preliminary Proxy Statement on Schedule 14A

Filed November 26, 2024

File No. 001-41361

Dear Ms. De Lorenzo and Ms. Yale:

Aimfinity Acquisition Corp. I (the “Company”) hereby provides a response to the comment issued by the staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission (the “Staff”) in a letter dated December 5, 2024 regarding the Company’s Preliminary Proxy Statement on Schedule 14A filed on November 26, 2024. Contemporaneously, we are filing a revised Preliminary Proxy Statement on Schedule 14A via Edgar (the “Amended Proxy Statement”).

Preliminary Proxy Statement on Schedule 14A

General

1.

We note that you are seeking to extend your termination date to October 28, 2025, a date which is 42 months from your initial public offering. We also note that you are currently listed on Nasdaq and that Nasdaq Rule 5815 was amended effective October 7, 2024 to provide for the immediate suspension and delisting upon issuance of a delisting determination letter for failure to meet the requirement in Nasdaq Rule IM 5101-2(b) to complete one or more business combinations within 36 months of the date of effectiveness of its IPO registration statement. Please revise to state that your securities will face immediate suspension and delisting action once you receive a delisting determination letter from Nasdaq after the 36-month window ends on April 28, 2025. Please disclose the risks of non-compliance with this rule, including that under the new framework, Nasdaq may only reverse the determination if it finds it made a factual error applying the applicable rule. In addition, please also disclose the consequences of any such suspension or delisting, including that your stock may be determined to be a penny stock and the consequences of that designation, that you may no longer be attractive as a merger partner if you are no longer listed on an exchange, any potential impact on your ability to complete your proposed initial business combination (including whether your continuing to be listed is a closing condition for your proposed transaction), any impact on the market for your securities including demand and overall liquidity for your securities, and any impact on securities holders due to your securities no longer being considered “covered securities.

Response: In response to the Staff’s comment, the Company has revised the risk factor on page 17-18 of the Amended Proxy Statement.

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If you have any questions, please do not hesitate to call our counsel, Ze’-ev D. Eiger, Esq., of Robinson & Cole LLP, at (212) 451-2907, or Arila E. Zhou, Esq., of Robinson & Cole LLP, at (212) 451-2908.

Very truly yours,

By:	/s/ I-Fa Chang
I-Fa Chang CEO and Chairman

cc:	Ze’-ev D. Eiger, Esq.
Arila E. Zhou, Esq.
Robinson & Cole LLP